SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

VERASTEM INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

92337C 104

(CUSIP Number)

BESSEMER VENTURE PARTNERS

1865 PALMER AVENUE, SUITE 104

LARCHMONT, NY 10528

(914) 833-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92337C 104	13D	Page 2 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DEER VII & CO. LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,995,237
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,995,237
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,995,237
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.4%*
14.	Type of Reporting Person (See Instructions) CO

*	Calculated based upon 21,255,058 shares of the Issuer’s common stock outstanding as of November 9, 2012, as reported in its Form 10-Q for the quarter ended September 30, 2012.

CUSIP No. 92337C 104	13D	Page 3 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DEER VII & CO. L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,995,237
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,995,237
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,995,237
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.4%*
14.	Type of Reporting Person (See Instructions) PN

*	Calculated based upon 21,255,058 shares of the Issuer’s common stock outstanding as of November 9, 2012, as reported in its Form 10-Q for the quarter ended September 30, 2012.

CUSIP No. 92337C 104	13D	Page 4 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BESSEMER VENTURE PARTNERS VII L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 638,476
	8.	Shared Voting Power
	9.	Sole Dispositive Power 638,476
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,995,237
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.4%*
14.	Type of Reporting Person (See Instructions) PN

*	Calculated based upon 21,255,058 shares of the Issuer’s common stock outstanding as of November 9, 2012, as reported in its Form 10-Q for the quarter ended September 30, 2012.

CUSIP No. 92337C 104	13D	Page 5 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BESSEMER VENTURE PARTNERS VII INSTITUTIONAL L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 279,333
	8.	Shared Voting Power
	9.	Sole Dispositive Power 279,333
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,995,237
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.4%*
14.	Type of Reporting Person (See Instructions) PN

*	Calculated based upon 21,255,058 shares of the Issuer’s common stock outstanding as of November 9, 2012, as reported in its Form 10-Q for the quarter ended September 30, 2012.

CUSIP No. 92337C 104	13D	Page 6 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BVP VII SPECIAL OPPORTUNITY FUND L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,077,428
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,077,428
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,995,237
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.4%*
14.	Type of Reporting Person (See Instructions) PN

*	Calculated based upon 21,255,058 shares of the Issuer’s common stock outstanding as of November 9, 2012, as reported in its Form 10-Q for the quarter ended September 30, 2012.

CUSIP No. 92337C 104	13D	Page 7 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DEER MANAGEMENT CO. LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,336*
	8.	Shared Voting Power
	9.	Sole Dispositive Power 8,336*
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,336*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%**
14.	Type of Reporting Person (See Instructions) OO

*	Deer Management Co. LLC (“Deer Management”) is the management company affiliate of the Funds (as defined below). An employee of Deer Management, who previously served as the representative of the Funds on the Issuer’s board of directors, was granted, as director compensation, an option to purchase the shares noted above. Such employee is contractually obligated to assign to Deer Management any compensation received for his service as a director. See Item 5(c) for further information.
**	Calculated based upon 21,255,058 shares of the Issuer’s common stock outstanding as of November 9, 2012, as reported in its Form 10-Q for the quarter ended September 30, 2012.

CUSIP No. 92337C 104	13D	Page 8 of 11 Pages

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 1 to Schedule 13D relates to shares of common stock, par value $0.00001 per share (the “Shares”), of Verastem Inc. (the “Issuer”), a Delaware corporation, and amends the Schedule 13D filed on February 13, 2012. The address of the Issuer’s principal executive office is 215 First Street, Suite 440, Cambridge, Massachusetts 02142.

This Amendment No. 1 is being filed to amend and restate Items 4, 5, and 6, as follows:

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended and restated as follows:

On November 21, 2012, Stephen Kraus, an employee of Deer Management, resigned as a director of the Issuer. The Reporting Persons no longer have any representative serving on the Issuer’s board of directors.

The Reporting Persons acquired the Shares for investment purposes in the ordinary course of their business of investing in securities for their own accounts or for one or more accounts over which the Reporting Persons have investment or voting power. The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Issuer, including, subject to applicable law, (i) to hold its Shares as a passive investor or as an active investor (whether or not as a member of a “group” with other beneficial owners of Shares or otherwise), (ii) to acquire beneficial ownership of additional Shares in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of its holdings of Shares, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this Schedule 13D, or (v) to change its intention with respect to any or all of the matters referred to in this Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated as follows:

(a) and (b) As of February 13, 2012, Bessemer VII, Bessemer VII Institutional and BVP VII owned beneficially 638,476, 279,333 and 1,077,428 Shares, respectively, representing approximately 3.0%,1.3% and 5.1% respectively, of the Shares of the Issuer’s common stock outstanding. As of November 21, 2012, Mr. Kraus held an option to acquire, within three months of November 21, 2012, 8,336 Shares, representing less than 1% of the Shares of the Issuer’s common stock outstanding. Mr. Kraus is contractually obligated to assign any fees received for service as a director to Deer Management.

As of February 13, 2012, Deer Ltd., through its control of Deer VII, had sole voting and dispositive power with respect to all 1,995,237 Shares owned beneficially by the Funds, representing approximately 9.4% of the Shares of the Issuer’s common stock outstanding.

As of February 13, 2012, Deer VII, through its control of the Funds, had sole voting and dispositive power with respect to all 1,995,237 Shares owned beneficially by the Funds, representing approximately 9.4% of the Shares of the Issuer’s common stock outstanding.

As of November 21, 2012, Deer Management had sole voting and dispositive power with respect to the 8,333 Shares that it beneficially owns.

(c) On March 6, 2012, as compensation for service as a director, the Issuer granted Mr. Kraus an option to purchase 12,500 Shares of common stock at $11.10 per Share. The option was subject to vesting in twelve equal monthly

CUSIP No. 92337C 104	13D	Page 9 of 11 Pages

installments from March 6, 2012 until March 6, 2013. Pursuant to the terms of the option agreement, when Mr. Kraus resigned from the board on November 21, 2012, 8,336 options had vested and were exercisable within three months of Mr. Kraus’s resignation date. Mr. Kraus is contractually obligated to assign to Deer Management any fees received for service as a director. As a result, Deer Management has the right to acquire 8,336 shares of common stock within three months of November 21, 2012.

Other than the aforementioned event, no Reporting Person has effected any transaction in the Shares of common stock in the last 60 days.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and restated as follows:

Any cash or equity compensation received by Mr. Kraus for prior service as a director of the Issuer (including any securities issued to Mr. Kraus and proceeds from the sale of any such securities) will be transferred to Deer Management pursuant to a contractual obligation of Mr. Kraus to assign any compensation received for service as a director. Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

CUSIP No. 92337C 104	13D	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 27, 2012

DEER VII & CO. LTD.

By:	/s/ J. Edmund Colloton
	Name:	J. Edmund Colloton
	Title:	Director

DEER VII & CO. L.P.

By:	Deer VII & Co. Ltd., its General Partner

By:	/s/ J. Edmund Colloton
	Name:	J. Edmund Colloton
	Title:	Director

BESSEMER VENTURE PARTNERS VII L.P.

By:	Deer VII & Co. L.P., its General Partner

By:	Deer VII & Co. Ltd., its General Partner

By:	/s/ J. Edmund Colloton
	Name:	J. Edmund Colloton
	Title:	Director

BESSEMER VENTURE PARTNERS VII INSTITUTIONAL L.P.

By:	Deer VII & Co. L.P., its General Partner

By:	Deer VII & Co. Ltd., its General Partner

By:	/s/ J. Edmund Colloton
	Name:	J. Edmund Colloton
	Title:	Director

BVP VII SPECIAL OPPORTUNITY FUND L.P.

By:	Deer VII & Co. L.P., its General Partner

By:	Deer VII & Co. Ltd., its General Partner

By:	/s/ J. Edmund Colloton
	Name:	J. Edmund Colloton
	Title:	Director

CUSIP No. 92337C 104	13D	Page 11 of 11 Pages

DEER MANAGEMENT CO. LLC

By:	/s/ J. Edmund Colloton
	Name:	J. Edmund Colloton
	Title:	Managing Member